Exhibit 4.1

                      NEW ENGLAND COMMUNITY BANCORP, INC.
                             1990 STOCK OPTION PLAN

SECTION 1 - PURPOSE AND SCOPE

     The purpose of this Plan is to promote the long-term success of New England Community Bancorp, Inc. (the "Company") by providing financial incentives to key employees and directors who are in a position to make significant contributions toward such success. The Plan is designed to attract individuals of outstanding ability to employment with the Company and to encourage key employees to acquire a proprietary interest in the Company, to continue with the Company, and to render superior performance during their employment. Additionally, the Plan is designed to provide a one-time reward for the organizers of the Company for the significant service rendered in the organization of the Company.

SECTION 2 - DEFINITIONS

     Unless the context clearly indicates otherwise, the following terms have the meanings set forth below:

     "Board" shall mean the Board of Directors of the Company.

     "Committee" shall mean the Stock Option Plan Committee which is appointed by the Board, and which shall be composed of five (5) individuals who may, but need not, be members of the Board.

     "Company" shall mean New England Community Bancorp, Inc..

     "Option" shall mean a right to purchase Stock, granted pursuant to the Plan.

     "Participant" shall mean a key employee, director, or organizer of the Company who has been granted an Option under the Plan.

     "Plan" shall mean the New England Community Bancorp, Inc. 1990 Stock Option Plan.

     "Stock" shall mean the common stock of the Company.

SECTION 3 - ADMINISTRATION

     The Plan shall be administered by the Committee which will interpret the Plan, establish administrative rules, select the individuals for participation, and take other necessary action. The determination and actions by the Committee shall be final, unless otherwise determined by the Board.

SECTION 4 - ELIGIBILITY

     Those individuals listed on EXHIBIT A shall be granted Options under this Plan.

SECTION 5 - GRANTING OPTIONS

     A total of 116,000 shares will be available for Options. The grant of Options and the individuals to whom Options are to be granted are shown in EXHIBIT A.

SECTION 6 - TERMS AND CONDITIONS OF OPTIONS

     Once granted, the Options under this Plan shall be exercisable at any time (in whole or in part).

     Options granted under this Plan are non-qualified options.

     The price per share shall be equal to the fair market value of the Stock on the day the Option is granted. For those individuals listed on EXHIBIT A, the exercise price shall be $10.00 per share.

     All shares purchased under Option shall be paid for in full at the time of purchase.

     Each Option shall be evidenced by a written instrument specifying the number of shares that may be purchased by its exercise and containing such terms and conditions consistent with the Plan as the Committee may determine.

     No Option may be exercisable after the expiration of ten (10) years from the date it is granted.

     During the life of the Participant, only the Participant may exercise an Option: provided, however, that any Participant shall be entitled to assign his or her rights to the Option to his or her spouse and/or issue, or to a trust established for the benefit of his or her spouse and/or issue. The Option shall be non-assignable by any such spouse, issue or trust, however, and upon receipt of the Option, such party shall sign a certificate acknowledging this Agreement and the restriction on transferability.

     For employees, upon termination of employment for any reason
(including retirement or disability), the Participant shall have the balance of the ten (10) year term of the Option in order to exercise the Option. Board members, who are Participants, shall have the same rule applied upon termination from the Board (including resignation or disability).

     Upon the death of an active Participant, the Participant's beneficiary shall have the right to exercise the Participant's remaining Options within the balance of the ten (10) year term of the Option. The Option shall be non-assignable by any such beneficiary, however, and upon receipt of the Option, such beneficiary shall sign a certificate acknowledging this Agreement and the restrictions on transferability.

     Upon the death of any Participant who has terminated employment or Board involvement, the beneficiary shall have the same exercise period that the Participant had on the date of death.

SECTION 7 - EFFECT OF CHANGES IN STOCK SUBJECT TO THE PLAN

     The aggregate number of shares of Stock available for Options under the Plan, the shares subject to any Option, and the price per share shall all be proportionately adjusted for any increase or decrease in the number of issued shares of Stock subsequent to the effective date of the Plan resulting from (1) a subdivision or consolidation of shares or any other capital adjustment, (2) the payment of a stock dividend, or (3) other increase or decrease in such shares effected without receipt of consideration by the Company.

     If the Company shall be the surviving corporation in any merger or consolidation, any Option shall pertain, apply, and relate to the securities to which a holder of the number of shares of Stock subject to the Option would have been entitled after the merger or consolidation.

     Upon merger or consolidation in which the Company is not the surviving corporation, then the surviving corporation shall substitute, on an equitable basis, the appropriate number of shares of the surviving corporation for the shares of the Company stock issuable to Option holders under this Plan.

     Upon the dissolution or liquidation of the Company, the Plan shall terminate, and all Options previously granted shall lapse on the date of such dissolution or liquidation.

SECTION 8 - AMENDMENT AND TERMINATION

     The Board, by resolution, may terminate, amend, or revise the Plan with respect to any shares as to which Options have not been granted. Neither the Board nor the Committee may, without the consent of the holder of an Option, alter or impair any Option previously granted under the Plan, except as authorized herein.

SECTION 9 - EFFECTIVE DATE OF THE PLAN

     The Plan shall be effective on August 14, 1998.